SEC FILE NUMBER
                                                            0-24033
                                                        ---------------

                                                         CUSIP NUMBER
                                                             628968
                                                        ---------------


                             United States
                   Securities and Exchange Commission
                          Washington, DC  20549

                               FORM 12b-25

                       NOTIFICATION OF LATE FILING


(Check one):    [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K
   [X] Form 10-Q   [ ] Form 10-D   [ ] Form N-SAR   [ ] Form N-CSR


                   For Period Ended: March 31, 2010

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR

                    For the Transition Period Ended:

Read instructions (on back page) Before Preparing From.  Please Type or
                                Print.

Nothing in this form shall be constructed to imply that the Commission has verified any information herein.


PART I - REGISTRANT INFORMATION

NASB Financial, Inc.
--------------------
Full Name of Registrant

Not Applicable
--------------
Former Name, if Applicable

12498 South 71 Highway
----------------------
Address of Principal Executive Office (Street and Number)

Grandview, Missouri 64030
-------------------------
City, State, and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form
               11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
[ ] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date, and


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        (c)    The accountant's statement or other exhibit required by
               Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NASB Financial, Inc. ("the Company") is unable to file timely its Form 10-Q for the quarter ended March 31, 2010, as the Company continues to evaluate its investment in LLCs for possible impairment. Additionally, the Company has been unable to file its Form 10-Q for the quarter ended December 31, 2009 due to this issue. The Company has an investment in an LLC consisting of its 50% ownership interest in an entity that was formed for the purpose of developing land for residential real estate sales. Due to the economic downturn, sales of lots have not met previous expectations. As a result, the Company is evaluating its investment, which is accounted for using the equity method of accounting, to determine if its investment is impaired. The Company's investment in the LLC, prior to any impairment, is approximately $19 million at March 31, 2010.

SEC 1344 (05-06) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                   (Attach extra sheets if needed)


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Rhonda Nyhus       816            765-2200
        ------------       ---            --------
            (Name)     (Area Code)   (Telephone Number)


(2) Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                    Yes [ ]   No [X]

        The Company has not filed Form 10-Q for the fiscal quarter ended December 31, 2009.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portions thereof?

                                                    Yes [X]   No [ ]

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        For the three and six month periods ended March 31, 2010, NASB Financial, Inc. expects to report net income of $3.2 million and $5.8 million, respectively, which does not include any impairment charge for its investment in LLCs discussed in Part
        III. This compares to net income of $4.7 million and $8.4 million for the three and six month periods ended March 31, 2009, respectively.



NASB Financial, Inc.
--------------------
(Name of Registrant Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                          NASB FINANCIAL, INC.

May 11, 2010                         By:    /s/ Rhonda Nyhus
                                            Rhonda Nyhus
                                            Vice President and
                                              Treasurer



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